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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934





For the Fiscal Year                                             Commission
Ended December 31, 1999                                   File Number 31-258080






                          AMCAST INDUSTRIAL CORPORATION
                          401 (k) SALARY DEFERRAL PLAN
                     FOR BARGAINING UNIT EMPLOYEES - PLAN 2
                     --------------------------------------
                                 (Name of Plan)

                          AMCAST INDUSTRIAL CORPORATION
                          7887 Washington Village Drive
                               Dayton, Ohio 45459
                                 (937) 291-7000

             (Name of Issuer of Securities held pursuant to Plan and
                   address of its principal executive office.)

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                              REQUIRED INFORMATION

         The Amcast Industrial Corporation 401(k) Salary Deferral Plan for Bargaining Unit Employees - Plan 2 (the "Plan") is subject to the Employee Retirement Income Security Act of 1974.

         Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 99.1 to this Report:

         (a)      Statements of Net Assets available for Plan Benefits  -
                     December 31, 1999 and August 31, 1999;

         (b)      Statement of Changes in Net Assets available for Plan Benefits
                     -  four months ended December 31, 1999;

         (c)      Notes to Financial Statements; and

         (d)      Report of Independent Auditors.

         The Consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Committee of Amcast Industrial Corporation which administers the Amcast Industrial Corporation 401(k) Salary Deferral Plan for Bargaining Unit Employees - Plan 2 has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            AMCAST INDUSTRIAL CORPORATION
                                            401(k) SALARY DEFERRAL PLAN
                                            FOR BARGAINING UNIT EMPLOYEES -
                                            PLAN 2

                                            By:    /s/ Douglas D. Watts
                                                   ---------------------------
                                                   Douglas D. Watts
                                                   Authorized Committee Member
                                                   Dated  June 29, 2000

                                    EXHIBITS

         The following Exhibits are being filed with this Annual Report on Form 11-K:

  (23)   CONSENT OF EXPERTS AND COUNSEL:

         23.1     Consent of Ernst & Young LLP

  (99)   ADDITIONAL EXHIBITS

         99.1 Annual Financial Statements of Amcast Industrial Corporation 401(k) Salary Deferral Plan for Bargaining Unit Employees - Plan 2 at December 31, 1999 and August 31, 1999 and for the four months ended December 31, 1999